
April 27, 2011

Larry K. Harvey
Chief Financial Officer
Host Hotels & Resorts, Inc.
Host Hotels & Resorts, L.P.
6903 Rockledge Drive
Suite 1500
Bethesda, MD 20817

> **Re:** **Host Hotels & Resorts, Inc.**
> **Form 10-K for Fiscal Year Ended**
> **December 31, 2010**
> **Filed February 24, 2011**
> **File No. 001-14625**
>
> **Host Hotels & Resorts, L.P.**
> **File No. 333-55807**

Dear Mr. Harvey:

We have completed our review of your filings and do not have any further comments at this time.

Sincerely,

Kevin Woody
Branch Chief